Results of Shareholder Votes

A Joint Special Meeting of Shareholders of the Fund was held on January 12, 2010 and adjourned until March 12, 2010. At the March 12, 2010 meeting, shareholders voted on a new investment Advisory Agreement between the Fund and Claymore Advisors, LLC.

With regard to the consideration of a new Investment Advisory Agreement between the Fund and Claymore Advisors, LLC:

                                                                 # of Shares
                                      In Favor      Against        Withheld
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New Investment Advisory Agreement     6,267,292     186,139        375,524